UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KITE PHARMA, INC.

(Name of Subject Company (Issuer))

DODGERS MERGER SUB, INC.

a wholly-owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

49803L109

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, General Counsel and Chief Compliance Officer

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02210 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,225,580,130.26	$1,301,044.74

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 57,410,242 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kite Pharma, Inc. (“Kite”) multiplied by $180.00, (ii) 4,387,212 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $180.00, (iii) 86,850 Shares issuable pursuant to outstanding warrants multiplied by $180.00, (iv) 181,811 Shares issuable pursuant to outstanding unvested stock options multiplied by $105.66 (which is $180.00 minus the weighted average exercise price for such options of $74.34 per share) and (v) 373,307 Shares issuable pursuant to outstanding unvested restricted stock units that are anticipated to vest prior to the completion of the transaction multiplied by $180.00. The calculation of the filing fee is based on information provided by Kite as of August 31, 2017.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,301,044.74	Filing Party:	Dodgers Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 5, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dodgers Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Kite Pharma, Inc., a Delaware corporation (“Kite”), at a price of $180.00 per Share, net to the holder in cash, without interest upon the terms and subject to the conditions described in the Offer to Purchase dated September 5, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Antitrust” which begins on page 56 of the Offer to Purchase:

“On September 8, 2017, each of Parent and Kite filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on September 25, 2017, unless earlier terminated by the FTC and the Antitrust Division, extended by the FTC and the Antitrust Division through the issuance of a request for additional information and documentary material, or restarted if the Parent and Kite voluntarily withdraw and re-file their Notification and Report Forms.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings Related to the Tender Offer” on page 48 of the Offer to Purchase with the following:

“Legal Proceedings Related to the Tender Offer.

On September 7, 2017, a purported stockholder of Kite filed a putative class action lawsuit against Kite, its directors, Parent and Purchaser in the United States District Court for the Central District of California, captioned Robert Berg v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06583 (the “Berg Matter”).  The same day, another purported stockholder of Kite filed a putative class action lawsuit against Kite and its directors in the United States District Court for the District of Delaware, captioned Simon Gordon v. Kite Pharma, Inc. et al. Both complaints allege that Kite, and its directors in their capacity as controlling persons, violated federal securities laws by failing to disclose material information in this Schedule 14D-9. In addition, the Berg Matter alleges that Parent acted as a controlling person of Kite within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9.  The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) damages; and (iv) an award of plaintiffs’ expenses and attorneys’ fees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2017

DODGERS MERGER SUB, INC.

By:	/s/ ROBIN L. WASHINGTON
	Name:	Robin L. Washington
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated September 5, 2017*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement, published September 5, 2017 in The Wall Street Journal*
(a)(5)(A)

Joint Press Release of Parent and Kite, dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(B)	Investor Presentation, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(C)	Infographic by Parent (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(D)

Email sent to Parent Operations Department and Senior Management on August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(E)

Email sent to employees of Kite, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(F)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(G)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(H)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(I)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(J)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(K)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(L)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(M)	Q&A provided to Kite employees (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*
(a)(5)(N)

E-mail to Kite employees from Kite management (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*

(d)(1)

Agreement and Plan of Merger, dated as of August 27, 2017, among Kite, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(d)(2)

Mutual Confidentiality Agreement, dated as of February 10, 2017, by and between Kite and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

(d)(3)	Amendment No. 1 to Mutual Confidential Disclosure Agreement, dated as of August 20, 2017, by and between Parent and Kite (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

*  Previously filed.